Filed Pursuant to Rule 433

Registration No. 333-158663

Term Sheet

(To Prospectus dated April 20, 2009, Series L Prospectus

Supplement dated April 21, 2009, and Product Supplement

CLN-2 dated December 29, 2009)

July 12, 2010

Commodity-Linked Notes Linked to the Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return,

due August 18, 2011

Issuer:	Bank of America Corporation

Pricing Date:	July 12, 2010

Issue Date:	July 20, 2010

Stated Maturity Date:	August 18, 2011

Aggregate Principal Amount:	$10,000,000

Underlying Index:	The Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return (Bloomberg symbol: “DJUBSF2T”)

Starting Value:	TBD

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not a business day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described in product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.42% per annum, as described in product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 18th of each calendar month, commencing on August 18, 2010.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Minus 25 basis points

Initial Optional Redemption Date:	July 20, 2010

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	TBD

	Per Note	Total
Public Offering Price(1)	$100,000	$10,000,000
Underwriting Discount	$0.00	$0.00
Proceeds, before expenses, to Bank of America Corporation	$100,000	$10,000,000

(1)	Plus accrued interest from July 20, 2010, if settlement occurs after that date.

Our Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. The Notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about July 20, 2010 against payment in immediately available funds.

Merrill Lynch & Co.

Selling Agent

THE UNDERLYING INDEX

Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return

All disclosures contained in this term sheet regarding the Underlying Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS”). Dow Jones and UBS have no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of Dow Jones and UBS discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

The Dow Jones-UBS Commodity IndexSM 2 Month Forward Total Return reflects the return on a fully collateralized investment in the Dow Jones-UBS Commodity IndexSM 2 Month Forward (“DJUBSF2”). The Underlying Index measures the performance of an investment in the commodity markets over time. The Underlying Index is fully collateralized because it combines the returns of the DJUBSF2 with the returns on cash collateral invested in U.S. Treasury Bills. The Dow Jones-UBS Commodity IndexSM (“DJUBS”) is a proprietary index that was established on July 14th, 1998 by Dow Jones and UBS to provide a liquid and diversified benchmark for commodities investments. The Underlying Index is also designed to be a “tradable” index that is readily accessible to market participants. The DJUBSF2 tracks the returns of rolling commodities futures contracts. The DJUBSF2 is currently comprised of futures contracts on 19 physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 19 commodities that currently comprise the Underlying Index (the “Index Commodities”) are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the DJUBS are currently listed for trading on the Chicago Board of Trade. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

The DJUBS is more fully described in product supplement CLN-2 under “The Underlying Indices—Dow Jones-UBS Commodity IndexSM.”

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the product supplement, the prospectus supplement, and the prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

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